UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Cablecom Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0005 par value
(Title of Class of Securities)

G21176105
(CUSIP Number)

October 12, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21176105

1	Names of Reporting Persons: Spinner Global Technology Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 422,975
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 422,975
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,975 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11	Percent of Class Represented by Amount in Row (9): 4.5%
12	Type of Reporting Person (See Instructions): CO

CUSIP No. G21176105

1	Names of Reporting Persons: Spinner Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: NY
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 422,975
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 422,975
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,975 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11	Percent of Class Represented by Amount in Row (9): 4.5%
12	Type of Reporting Person (See Instructions): IA

CUSIP No. G21176105

1	Names of Reporting Persons: Arthur C. Spinner
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 422,975
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 422,975
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,975 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11	Percent of Class Represented by Amount in Row (9): 4.5%
12	Type of Reporting Person (See Instructions): IN

CUSIP No. G21176105

This Amendment No. 1(the “Amendment”) relates to the Schedule 13G filed by Spinner Global Technology Fund, Ltd., Spinner Asset Management, LLC and Arthur C. Spinner (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on January 22, 2009 with respect to the Reporting Persons’ beneficial ownership of the ordinary shares, $0.0005 par value, of China Cablecom Holdings, Ltd. (the “Issuer”) This Amendment is being filed to report the termination of the Reporting Persons’ obligation to file Schedule 13G ownership reports with respect to the Issuer’s ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

SIGNATURE

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 16, 2009 —————————————— Date

SPINNER GLOBAL TECHNOLOGY FUND, LTD. By: /s/ Arthur C. Spinner —————————————— Arthur C. Spinner Director

SPINNER ASSET MANAGEMENT, LLC. By: /s/ Arthur C. Spinner —————————————— Arthur C. Spinner Managing Member

/s/ Arthur C. Spinner —————————————— Arthur C. Spinner